September 26, 2011
VIA COURIER AND EDGAR

Re:	Xylem Inc. Amendment No. 4 to Registration Statement on Form 10-12B File No. 001-35229
Mr. Tom Jones
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mailstop 7010
Washington, D.C. 20549
Dear Mr. Jones:
     On behalf of Xylem Inc. (the “Company” or “Xylem”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission the above-referenced amendment (the “Amendment”) to the above-referenced registration statement (the “Registration Statement”), marked to show changes from Amendment No. 2 to the Registration Statement as filed on September 13, 2011. The Registration Statement has been revised in response to the Staff’s oral comments received on Tuesday, September 20, 2011 (the “Comments”) and to reflect certain other changes.
     Furthermore, we are providing the following responses to the Comments. To assist your review, we have set out our understanding of the Comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the Amendment. The responses and information described below are based upon information provided to us by the Company. Capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to them in the Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, p. 158
1.	Please revise the “Stock Ownership of Officers and Directors” table to include Kenneth Napolitano, who was added as a named executive officer in the Registration Statement.
In response to the Staff’s comment, the Company has revised its disclosure on page 160.
Exhibits
2.	We note that the agreements filed under Exhibits 10.1, 10.2 and 10.3 to the Registration Statement do not include the schedules and exhibits referred to in such agreements. Please ensure that these Exhibits to the Registration Statement are complete.
In response to the Staff’s comment, the Company has re-filed the Form of Benefits and Compensation Matters Agreement (Exhibit 10.1), the Form of Tax Matters Agreement (Exhibit 10.2) and the Form of Master Transition Services Agreement (Exhibit 10.3) as exhibits to the Registration Statement to include the schedules and exhibits to such agreements.
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     The Company expects to request on October 4, 2011 that the effective date of the Registration Statement be accelerated to October 6, 2011 or as soon as practicable after the filing of a subsequent amendment to the Registration Statement that includes the record and distribution dates of the proposed spin-off, as described in the Registration Statement. The Company respectfully requests that you confirm the foregoing is acceptable.
     The Company is aware of its obligations under the Securities Exchange Act of 1934, as amended. The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to call Gary L. Sellers at 212-455-2695 or Arjun Koshal at 212-455-3379, with any questions or further comments you may have regarding the filing or if you wish to discuss the above responses.
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Very truly yours,
/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission Kevin Kuhar Jay Webb Geoffrey Kruszek

Xylem Inc. Gretchen W. McClain Frank R. Jimenez